Exhibit 99.1

Borr Drilling Limited – Temporary Suspension Mexico

Borr Drilling Limited (NYSE: “BORR”) has received a notice of temporary suspension of operation for its rigs “Galar, Gersemi and Grid”, operating in Mexico. The temporary suspension will be for a period of up to 31 March 2025. Based on discussions with our customer, it is expected that some or all of these three rigs may be resuming operation prior to this date.

Hamilton, Bermuda
16 January 2025

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “expected”, “intends” and similar expressions and include statements relating to contract duration and suspension start and end dates, and other non-historical statements. Such forward looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to contracting, and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward -looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.